UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04033A100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04033A100	Page 2 of 10 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,517,148
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,517,148
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,517,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 04033A100	Page 3 of 10 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,517,148
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,517,148
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,517,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 04033A100	Page 4 of 10 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,622,984
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,622,984
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,622,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.50%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 04033A100	Page 5 of 10 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,894,164
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,894,164
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,894,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 04033A100	Page 6 of 10 Pages

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 26 Landsdowne Street, Cambridge, Massachusetts 02139.

Item 2.  Identity and Background.

The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Domestic Fund LP, a Delaware limited partnership (“Sarissa Domestic”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Domestic and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds, including Sarissa Domestic and Sarissa Offshore (collectively, the “Sarissa Funds”).  The ultimate general partner of each of Sarissa Capital, Sarissa Domestic and Sarissa Offshore is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 11,517,148 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $44 million (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares with the belief that the Shares were undervalued.  The Reporting Persons believe that the expertise and experience of its principals would be extremely beneficial to the Issuer and intend to seek representation on the Issuer’s board of directors.  The Reporting Persons recently contacted the Issuer, identified themselves as one of the Issuer’s largest shareholders and requested a dialogue with management and the board. The Reporting Persons reserve the right to take whatever future  action they deem  appropriate  regarding  the Issuer and its  securities under the circumstances as they then exist.  The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 04033A100	Page 7 of 10 Pages

SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,517,148 Shares representing approximately 6.22% of the Issuer's outstanding Shares (based upon the 185,106,733 Shares stated to be outstanding as of July 31, 2013 by the Issuer in the Issuer’s Form 10−Q for the quarterly period ended June 30, 2013).

(b) For purposes of this Schedule 13D:

Sarissa Domestic has sole voting power and sole dispositive power with regard to 6,894,164 Shares.  Sarissa Offshore has sole voting power and sole dispositive power with regard to 4,622,984 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 11,517,148 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 11,517,148 Shares held by the Sarissa Funds.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 29, 2013. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sarissa Domestic	October 9, 2013	1,197,200	4.98
Sarissa Domestic	October 10, 2013	108,896	5.47
Sarissa Domestic	October 11, 2013	1,267,884	4.54
Sarissa Domestic	October 14, 2013	239,440	4.31
Sarissa Domestic	October 15, 2013	419,020	4.11
Sarissa Domestic	October 16, 2013	299,300	4.10
Sarissa Domestic	October 17, 2013	299,300	4.45
Sarissa Domestic	October 18, 2013	1,556,360	2.77
Sarissa Domestic	October 21, 2013	1,102,039	2.80
Sarissa Domestic	October 22, 2013	404,725	3.13

Sarissa Offshore	October 9, 2013	802,800	4.98
Sarissa Offshore	October 10, 2013	73,022	5.47
Sarissa Offshore	October 11, 2013	850,198	4.54
Sarissa Offshore	October 14, 2013	160,560	4.31
Sarissa Offshore	October 15, 2013	280,980	4.11
Sarissa Offshore	October 16, 2013	200,700	4.10
Sarissa Offshore	October 17, 2013	200,700	4.45
Sarissa Offshore	October 18, 2013	1,043,640	2.77
Sarissa Offshore	October 21, 2013	738,989	2.80
Sarissa Offshore	October 22, 2013	271,395	3.13

CUSIP No. 04033A100	Page 8 of 10 Pages

SCHEDULE 13D

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

1           Joint Filing Agreement of the Reporting Persons

CUSIP No. 04033A100	Page 9 of 10 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2013

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Seth Platt
Name: Seth Platt
Title: Chief Operating Officer & Chief Compliance Officer

SARISSA CAPITAL DOMESTIC FUND LP By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner

CUSIP No. 04033A100	Page 10 of 10 Pages

SCHEDULE 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

SARISSA CAPITAL MANAGEMENT LP
SARISSA CAPITAL DOMESTIC FUND LP
SARISSA CAPITAL OFFSHORE MASTER FUND LP

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer
Richard Mulligan, Ph.D.	Senior Managing Director
Mayu Sris	Managing Director
Mark DiPaolo	General Counsel
Seth Platt	Chief Operating Officer and
Chief Compliance Officer